UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________________________________

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2017
Cottonwood Multifamily REIT II, Inc.
(Exact name of issuer as specified in its charter)

Maryland	61-1795178
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
_______________________________________________________________________

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
_______________________________________________________________________

Item 1    Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operation

For the period beginning January 1, 2017 through June 30, 2017, we did not acquire any assets, begin operations or generate any income. Our assets were comprised solely of $10,000 in cash and we did not incurr any liabilities.

Liquidity and Capital Resources

For the period beginning January 1, 2017 through June 30, 2017, no changes were made to our liquidity strategy or capital sources.

Trends and Key Information Affecting our Performance

Because we did not begin operations, there were no trends or key information affecting our performance.

Item 2    Other Information

None.

Item 3    Consolidated Financial Statements

Cottonwood Multifamily REIT II, Inc.

Consolidated Balance Sheets

	June 30, 2017	December 31, 2016
	(Unaudited)	(Audited)
Assets
Cash	$10,000	$10,000
Total assets	$10,000	$10,000
Liabilities and equity
Liabilities
Total liabilities	$—	$—
Commitments and contingencies
Equity
Preferred stock, $0.01 par value; 100,000 shares authorized, no shares issued and outstanding.	—	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized, 1,000 shares issued and outstanding	10	10
Additional paid in capital	9,990	9,990
Total equity	10,000	10,000
Total liabilities and equity	$10,000	$10,000

See accompanying notes.

Cottonwood Multifamily REIT II, Inc.

Consolidated Statements of Operations

	Six Months Ended June 30, 2017	Period from June 10, 2016 (Inception) to June 30, 2016
	(Unaudited)	(Unaudited)
Revenues	$—	$—
Expenses	—	—
Net income	$—	$—

See accompanying notes.

Cottonwood Multifamily REIT II, Inc.

Consolidated Statements of Equity

	Common Stock
			Additional	Accumulated	Total
	Shares	Amount	Paid in Capital	Deficit	Equity
Balance at June 10, 2016 (inception)	—	$—	$—	$—	$—
Issuance of common stock	1,000	10	9,990	—	10,000
Balance at December 31, 2016 (Audited)	1,000	10	9,990	—	10,000
Balance at June 30, 2017 (Unaudited)	1,000	$10	$9,990	$—	$10,000

See accompanying notes

Cottonwood Multifamily REIT II, Inc.

Consolidated Statements of Cash Flows

	Six Months Ended June 30, 2017	Period from June 10, 2016 (Inception) to June 30, 2016
	(Unaudited)	(Unaudited)
Operating activities	$—	$—
Investing activities	—	—
Financing activities
Issuance of common stock	—	10,000

Cash at beginning of period	10,000	—
Cash at end of period	$10,000	$10,000

See accompanying notes

Cottonwood Multifamily REIT II, Inc.
Notes to Consolidated Financial Statements
June 30, 2017
Note 1 - Organization and Business

Cottonwood Multifamily REIT II, Inc. (the “Company”) is a Maryland corporation formed on June 10, 2016 to invest in multifamily apartment communities and real estate related assets in the United States primarily through joint ventures with Cottonwood Residential O.P., LP (“CROP”). Substantially all of the Company’s business is conducted through Cottonwood Multifamily REIT II O.P., LP (the “Operating Partnership”), a Delaware limited partnership. The Company is a limited partner and the sole member of the general partner of the Operating Partnership. As used herein, the term “Company” includes Cottonwood Multifamily REIT II, Inc. and all its subsidiaries, including the Operating Partnership , unless the context indicates otherwise.

A subsidiary of CROP, Cottonwood Capital Property Management II, LLC (“the Sponsor”), sponsored the formation of the Company and the offering of up to $50 million in shares of common stock at a purchase price of $10.00 per share through a Tier 2 Regulation A plus offering with the SEC (“the Offering”). At June 30, 2017, 1,000 shares of common stock owned by CROP were the only issued and outstanding shares of the Company. The SEC qualified the offering on July 17, 2017.

The Sponsor has paid and will pay all of the selling commissions and managing broker-dealer fees and the organizational and offering expenses related to the Offering. The Company entered into an asset management agreement with the Sponsor and will use the Sponsor as its sole property manager for all properties acquired.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, CW Multifamily REIT II GP, LLC, the Operating Partnership and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board Accounting Standards Codification.

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.

For further information regarding the Company’s significant accounting policies, refer to the consolidated financial statements and footnotes included in the Company’s report on Form 1-A for the year ended December 31, 2016.

Organization and Offering Costs

Organization costs include all expenses incurred in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company. Offering costs include all expenses incurred in connection with the offering, including managing broker-dealer fees and selling commissions. All organization and offering costs will be paid by Cottonwood Capital Property Management II, LLC (“CCPM II”), an affiliate of CROP. The Company will not incur any liability for or reimburse CCPM II for any of these organizational and offering costs. As of June 30, 2017, offering costs incurred by CCPM II in connection with this offering are approximately $500,000. Organizational costs incurred by CCPM II were not significant.

Income Taxes

The Company intends to qualify as a real estate investment trust beginning with the taxable year ending December 31, 2017, which may be extended to the taxable year ending December 31, 2018.

To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders.

If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

Note 3 - Equity

As of June 30, 2017, 1,000 shares of common stock were issued and outstanding to CROP. These 1,000 shares of common stock are separate from, and do not count against, the $50 million in shares of common stock offered for sale through the offering discussed above. The Company has not made any distributions through June 30, 2017.

Note 4 - Joint Venture Distributions

At June 30, 2017, the Company had not entered into any joint ventures. Refer to the consolidated financial statements and footnotes included in the Company’s report on Form 1-A for the year ended December 31, 2016 for information on the form of the joint venture agreements, including structure, promotes and distributions.

Note 5 - Related-Party Transactions

CROP, CCPM II and their affiliates may receive promotional interests and fees for services provided. Refer to the consolidated financial statements and footnotes included in the Company’s report on Form 1-A for the year ended December 31, 2016 for more information.

Note 6 - Subsequent events

As discussed in Note 1, the SEC qualified the Company's offering on July 17, 2017. The Company has evaluated subsequent events up until the date the consolidated financial statements are issued for recognition or disclosure and has determined there are none other to be reported or disclosed in the consolidated financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY REIT I, INC.

By:	/s/ Daniel Shaeffer
Daniel Shaeffer, Chief Executive Officer

By:	/s/ Susan Hallenberg
Susan Hallenberg, Chief Financial Officer

Dated: September 6, 2017